UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Indemnis, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      September 21, 2016

Physical address of issuer
6250 Tuttle Pl., Unit 3, Anchorage, AK 99507

Website of issuer
www.indemnis.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
October 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end (December 31, 2017)	**Prior fiscal year-end (December 31, 2016)**
Total Assets	$1,501,632.00	$366,542.00
Cash & Cash Equivalents	$773,992.00	$197,762.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$203,129.00	$51,360.00
Long-term Debt	$2,725,300.00	$570,000.00
Revenues/Sales	$198.00	$97.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,175,006.00	-$255,218.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 27, 2018

FORM C

Up to $1,070,000.00

Indemnis, Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Indemnis, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.indemnis.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 27, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURUTIES ACQUIRED IN THIS OFFERING. UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE PURCHASER MAY NOT TRADE THE RIGHTS ACQUIRED IN THIS OFFERING BEFORE THE DATE THAT THE COMPANY BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.indemnis.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Indemnis, Inc. is a Delaware corporation, formed on September 21, 2016. The Company was formerly known as Indemnis Systems, LLC.

The Company is located at 6250 Tuttle Pl., Unit 3, Anchorage, AK 99507.

The Company's website is www.indemnis.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Indemnis, Inc. is a technology company focused on making safe, regulated commercial flight over people possible. Indemnis provides both the hardware and the services that enables the integration of small unmanned aerial vehicles (sUAS) into the national airspace, for the purpose of safely performing commercial operations over urban environments.

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of Crowd SAFE outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of Crowd SAFE	1,070,000
Total Units of Crowd SAFE outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 31, 2018
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company has been built based on and is dependent on the knowledge and experience of Amber McDonald and Alan Erickson, who are President/CEO and Chief Technology Officer of the Company. The Company has or intends to enter into employment agreements with Amber McDonald and Alan Erickson, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Amber McDonald and Alan Erickson or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Amber McDonald and Alan Erickson in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if

11

either Amber McDonald or Alan Erickson die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We rely on third-party suppliers for the substantially all of the materials used in the manufacturing of our products.
In 2017, the following supplier provided the following percentage of the listed services, inputs or raw materials.

Supplier or Description: DSM Dyneema LLC
Service: Dyneema Composite Fabric
% of such service: 100%

If this supplier changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey a competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we

operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so. Indemnis, Inc. is a technology development company and the success of the Company's operations relies heavily on government regulation and the ability to enable customers to commercially operate drones over urban environments. The speed of regulation and an inability to attract customers will affect the Company's future earning timeline. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately January 2019, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements. We

14

expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices. Our future funding requirements will depend on many factors, including but not limited to the following: the cost of expanding our operations; the financial terms and timing of any collaborations, licensing or other arrangements into which we may enter; the rate of progress and cost of development activities; the need to respond to technological changes and increased competition; the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; the cost and delays in product development that may result from changes in regulatory requirements applicable to our products; sales and marketing efforts to bring these new product candidates to market; unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and lack of demand for and market acceptance of our products and technologies. We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities to the Purchasers. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on September 21, 2016. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Negative public opinion could damage our reputation and adversely affect our business.
Reputational risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, and actions taken by government regulators, licensing authorities or self-regulatory bodies in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not, and may affect our ability to attract and retain customers and employees or expose us to litigation and regulatory action.

Investor is not an owner of the Company and has no decision-making rights or vote.
You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted at any meeting thereof, or to give or withhold consent to any Company action (other than as pursuant to the Security) or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the Company are the rights of payment as set forth in the Security.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the management of the Company. You, as a Purchaser, will have no vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Currently no market for the product exists without government regulation.
Although we have identified what we believe to be a need in the market for our services, there can be no assurances that demand, or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, upon the speed of the regulatory environment, as it applied to flight operations over people. Regulatory failure to enact a mechanism for waiver approval for operations over people will hinder the Company's ability to gain market acceptance of our product. Full commercial operation of drones for business utilization over urban environments will never materialize without a regulatory approval and mechanism to approve said operations with an approved safety system. Potential customers may be unwilling to accept, utilize or recommend any of our proposed product or services. If we are unable to commercialize and market our proposed product or services when planned, we may not achieve any market acceptance or generate revenue.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect

operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE. Because the Units of Crowd SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 61.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's

existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stockholders. This means that

such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.
The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Indemnis, Inc. is a technology company focused on making safe, regulated commercial flight over people possible. Indemnis provides both the hardware and the services that enables the integration of small unmanned aerial vehicles (sUAS) into the national airspace, for the purpose of safely performing commercial operations over urban environments.

Business Plan
Indemnis combines an aviation mindset with Silicon Valley technology. We started with the customer experience, mapped the bigger picture, and then engineered a solution to address the problem.

The Company was built for drone operators by drone operators who found that existing parachute systems did not work reliably. We were tired of damaging and losing expensive equipment, so we decided to change that. Taking testing out of the lab, and into the field, our team spent thousands of hours designing, testing, and extensively studying the real-world failure dynamics of aviation that are unique to multi-rotor unmanned aerial vehicle ("UAV") flight. We have created a new standard in the industry, and this is just the beginning. Our materials technology and advanced fall detection software, partnered with our patented deployment system, has enabled the Nexus to become the solution that is unmatched in the market today. We believe that a fundamental measure of our success will be the customer experience, which will create value for our shareholders long term. Indemnis is committed to providing the best complete user experience to its customers through its innovative hardware, software, and services. We not only enable flight operations over people and help companies expand their current business operations, we also hold their hand through the process and allow users to fly with more confidence than ever before. In May 2017, Indemnis launched the Nexus and created a new standard in the industry.

Through the process of vetting the functionality of our system with regulators and industry leaders, we have become leaders and experts in the failure dynamics unique to multi-rotor UAV flight. Regulators have entrusted our team to help author the rules that are enabling the industry to expand. Indemnis was appointed as the technical lead for the American Society for Testing and Materials ("ASTM") testing standard specification WK59171 for Small Unmanned Aircraft System ("sUAS") Parachutes. That standard is intended to set the bar for safety requirements for operations over people. Indemnis was also recently appointed as technical lead for a new initiative: to create a complete guide for all flight-over-people operations and the process of obtaining a waiver. This is a tall order, and the responsibility speaks volumes about the capabilities of our management team and the respect from our industry. The stronger our leadership is in the market, the more economic impact we will have when the regulation allows for mass sales. The foundation we are building today will directly translate to higher revenue and higher profitability for the future.

History of the Business
The name Indemnis, Latin for "without hurt, harm or damage," stands as a reminder of the company's protective promise and mission. In 2014, our founding team set out to make a solution that would protect life and property on the ground when a drone falls out of the sky. What began as a drawing on a napkin quickly turned into assembling a cut-up air mattress and our first prototype. Since then, we've worked to bridge the gap between concept and reality. Indemnis became formalized in 2015 as Indemnis Systems, LLC, an Alaskan entity with 6

founders. In September 2016, Indemnis Systems, LLC was converted to a Delaware corporation for the purpose of taking on investment and more shareholders.

The Company's Products and/or Services

Product / Service	Description	Current Market
Nexus UAV parachute recovery system	The Nexus by Indemnis is the only UAV parachute recovery system to be publicly proven reliable in any failure scenario. Our system was designed to meet and exceed the expected Federal Aviation Administration ("FAA") and international aviation reliability and safety standards for flight operations over people with the use of a parachute recovery system as a risk mitigation tool.	The current market has been limited because parachutes have been viewed as technologically ineffective and there is currently no regulation that allows for flight operations over people, with or without the use of a risk mitigation tools.

We are constantly researching and developing new adaptations of our parachute recovery system for other UAV companies, that are useful to customers. We currently have designed the Nexus for the DJI Inspire 2 series, DJI Matrice 200, and DJI Matrice 600 and are under development for two other platforms. Our continued research and development allow us to enhance our existing capabilities for our customers, while adapting to the needs of the market.

We are not currently selling any products. The company plans to sell its products through indirect distribution channels, such as third-party wholesalers, retailers, and value-added resellers. In select volumes, we may also sell directly to medium and large sized business fleets.

Competition
The Company's primary competitors are other manufactures of UAV recovery systems.

Although there is not currently a direct market for our product, the overall growth in the global UAV market has sparked corresponding rapid growth in the market for UAV risk mitigation tools. It is a highly competitive race for the same market share and there are many companies who are developing UAV parachute recovery systems in hopes of achieving approval from the FAA for flight operations over people. These companies include but are not limited to: Skycat, Opale Paramodels, ParaZero, MARS Parachutes, Fruity Chutes, Galaxy, Flying Eye, and emerging companies with greater capital resources than us to invest in research and development and marketing. Our strategy is to be the leader in enabling flight operations over people without limitations, from the regulation and waiver processes to hardware and service. For this reason, we believe that the principal competitive factor in the industry in which we compete will be proving compliance with the ASTM testing standard specification WK59171 for Small Unmanned Aircraft System (sUAS) Parachutes and receiving a waiver from the FAA for flight operations over people. Other competitive factors may also include: technical and industry expertise; innovative service and product offerings; ability to add business value and improve

performance; reputation of product performance; contractual terms for wholesalers, including competitive pricing; ability to timely and reliably deliver a product; quality of customer service and maintenance program; and scalability, including a level of presence in key emerging markets.

Supply Chain and Customer Base

Our UAV parachute recovery systems were developed based on our team's advanced working knowledge and experience of working with Ultra High Molecular Weight Polyethylenes ("UHMWPE") and the ability to bond the material to create light-weight, high strength tubular structures. Raw Dyneema composite is essential to our product manufacturing and can only be purchased directly from DSM Dyneema LLC. We have successfully secured an exclusive material purchase agreement with DSM Dyneema LLC and have fostered a positive working relationship with its management over the past 3 years. In general, all other raw materials essential to our products and business can be purchased worldwide in the ordinary course of business from numerous suppliers and have had no shortages in recent years. We have developed relationships with multiple suppliers in multiple geographical areas and can quickly scale without predicted imbalances between supply and demand.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
DSM Dyneema LLC	Dyneema® composite fabric	100.0%

UAV or drone technology is revolutionizing business operations across the globe. Flight operations over urban areas will increase efficiency, improve safety, and expand commercial operations in virtually every industry.

Our potential customers are companies that wish to expand their business operations. Common sectors include film and television production, aerial photography, public safety, law enforcement, security, search and rescue, telecommunication, infrastructure inspections, construction, geographic information system surveying, science and research, oil and gas companies, labor, electrical, agriculture, healthcare, supply transport, and, of course, drone delivery.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9611045	Inflatable Parachute Airbag System	A system and method for resisting an uncontrolled descent or uncontrolled flight	September 10, 2015	April 4, 2017	United States of America

		condition of an aerial vehicle. The system includes a control system, sensors, and inflation device, and a deployable, inflatable assembly.			
US2017/048722	Method of bonding fibers to form a composite structure	A method for bonding fibers includes providing a first fiber layer and a second fiber layer positioned below the first fiber layer to bond the first fiber layer with the second fiber layer. The method may also include providing a first and second buffer layer.	August 25, 2017	Pending	United States of America
62/598245	Spot Application of dielectric modifiers to high-strength fibrous materials	A method pertaining to the directed and area specific application of a dielectric modifier to high-strength fibrous materials to enhance their capability to be welded or bonded while retaining their light weight characteristics.	December 13, 2017	Pending	United States of America
9889941	Inflatable deployment apparatus for descent-restraint system for aerial vehicles	A system and method for resisting an uncontrolled descent or uncontrolled flight condition of an aerial vehicle, the system including a parachute having shroud lines attached to a canopy, a housing to store the parachute, an inflatable tube that attaches to and is stored in the housing, the tube having a distal end with a connector that connects to the shroud lines, and a source of fluid that	February 3, 2017	February 13, 2018	United States of America

		couples to the tube and selectively introduces fluid into the enclosed interior of the inflatable tube to inflate the tube and force the distal end of the tube and the attached parachute out of the housing and away from the aerial vehicle, wherein the tube tethers the parachute to the aerial vehicle.			
US2018/031155	Valve Assembly	The controlled release of pressurized gas and, more particularly, to a light weight electrically-actuated valve suitable for aerial vehicles that enables an in-flight rapid release of a pressurized fluid for the deployment of a decelerator system.	May 4, 2018	Pending	United States of America
Provisional 62/668726	Shock cord apparatus for drone recovery system	Pertains to recovery systems for aerial vehicles and, more particularly, to a system having a deployable parachute assembly that attaches to the aerial vehicle with a shock cord attachment that minimizes entanglement of the aerial vehicle with a shroud and bridle lines during parachute deployment.	Pending	Pending	United States of America

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87/213450	UAV Recovery Systems	Indemnis	October 24, 2016	September 12, 2017	Australia, Canada, European Union, Japan, New Zealand, United States of America, WP
87/411203	UAV Recovery Systems	Nexus	April 13, 2017	October 3, 2017	United States of America

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Indemnis	DSM Dyneema LLC	Ability to explore the technology and internally utilize patent 15/847105 Method of bonding fibers to form a composite structure.	December 31, 2018

Governmental/Regulatory Approval and Compliance
The ability to operate a UAV for commercial purposes is critical for the industry to expand. The danger of putting drones in the air is that flight conditions are never the same, and drones are unpredictable when failure happens. The FAA and other international aviation authorities have prohibited commercial flight operations in urban environments and thus prevented this rapidly evolving industry from growing until there is a safe solution. Industry leaders have been working together to author and create the regulatory framework that will set the testing benchmark and lessen the operational restrictions for those that can meet that standard. The ASTM has many standards in draft form that the FAA has indicated they will reference as a guide to allow for flight operations over people. The most important standard specification for our industry is WK59171, which is focused on standards for sUAS Parachutes. Other key factors that are being worked on currently are standards around remote identification of UAVs, flight operation over people operational risk assessments, as well as federal preemption in regard to the national airspace.

Litigation
None

Other

The Company's only address is 6250 Tuttle Pl., Unit 3, Anchorage, AK 99507

The Company conducts business in Alaska.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$64,200
Campaign marketing expenses or related reimbursement	5.00%	$2,500	0.93%	$10,000
Estimated Attorney Fees	10.00%	$5,000	0.70%	$7,500
Estimated Accountant/ Auditor Fees	10.00%	$5,000	0.70%	$7,500
General Marketing	0.00%	$0	4.67%	$50,000
Research and Development	69.00%	$34,500	32.71%	$350,000
Manufacturing	0.00%	$0	23.36%	$250,000
Future Wages	0.00%	$0	18.69%	$200,000
General Working Capital	0.00%	$0	12.22%	$130,800
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company may alter the use of proceeds as set forth above in its sole discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Amber McDonald

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- President/CEO, Indemnis, Inc., February 2018 – Present;
- Director, Board Secretary, Indemnis, Inc. September 2016 – Present;
- Chief Operating Officer, Indemnis, Inc., September 2016 – February 2018;
- Founder, Indemnis Systems, LLC, January 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- President/CEO, Indemnis, Inc., February 2018 – Present; Oversees operational, strategic, administrative, and financial responsibilities for Indemnis team and manages complex legal and regulatory challenges.
- Chief Operating Officer, Indemnis, Inc., September 2016 – February 2018; Managed incorporation and fundraising, as well as product development and operations.
- Founder, Indemnis Systems, LLC, January 2015 – September 2016; Incorporation documents, shareholder management, fundraising and business model validation.
- Director, Koniag, Inc., October 2013 – October 2016, Management of company with 250M+ revenue portfolio. Sat on audit, finance, governance and compensation, lands and natural resources, and shareholder relations board committees.

Education
- Executive M.B.A. in Strategic Leadership, Alaska Pacific University, 2014
- Graduate Certificate in Alaska Native Executive Leadership, Alaska Pacific University, 2014
- B.A. in Journalism/Strategic Communications, Minor in Alaska Native Studies, University of Alaska Anchorage, 2010
- H.S. Diploma, Dimond High School, 2005

Name
Aaron Dallek

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- Director, Indemnis, Inc. June 2018 – Present;
- Strategic Advisor, Indemnis, Inc., September 2016 – June 2018;
- Strategic Advisor, Indemnis Systems, LLC, June 2015 – September 2016.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- VP of Operations and Sales, MD Metals, Inc, January 2017 – Present, managing plan operations and oversee 27-person team of machine operators, mechanics, and helpers.
- CEO/Co-Founder, Opternative, Inc., October 2012 – December 2016, grew company with low seven figure annualized revenue and 29-person cross-functional team, raised $9.5mm from VC's, created partnerships, managed complex legal challenges and represented regulatory issues.

Education
B.S. in Business, UC Berkley, 2006

Name
Alan Erickson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- CTO, Indemnis, Inc., February 2018 – Present;
- Director, Chair of Board, Indemnis, Inc. September 2016 – Present;
- CEO, Indemnis, Inc., September 2016 – February 2018;
- Founder, Indemnis Systems, LLC, January 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- CTO, Indemnis, Inc., February 2018 – Present, drives product evolution, oversees technological R&D including mechanical and electrical engineering, fabrication, textile welding, and embedded systems coding.
- CEO, Indemnis, Inc., September 2016 – February 2018, Managed the product evolution, strategic direction and technical regulatory standards.
- Founder, Indemnis Systems, LLC, January 2015, Assembled team and validated concept for business model.

Education
H.S. Diploma, Chugach School District, 2004

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Amber McDonald

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- President/CEO, Indemnis, Inc., February 2018 – Present;
- Director, Board Secretary, Indemnis, Inc. September 2016 – Present;

- Chief Operating Officer, Indemnis, Inc., September 2016 – February 2018;
- Founder, Indemnis Systems, LLC, January 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- President/CEO, Indemnis, Inc., February 2018 – Present; Oversees operational, strategic, administrative, and financial responsibilities for Indemnis team and manages complex legal and regulatory challenges.
- Chief Operating Officer, Indemnis, Inc., September 2016 – February 2018; Managed incorporation and fundraising, as well as product development and operations.
- Founder, Indemnis Systems, LLC, January 2015 – September 2016; Incorporation documents, shareholder management, fundraising and business model validation.
- Director, Koniag, Inc., October 2013 – October 2016, Management of company with 250M+ revenue portfolio. Sat on audit, finance, governance and compensation, lands and natural resources, and shareholder relations board committees.

Education

- Executive M.B.A. in Strategic Leadership, Alaska Pacific University, 2014
- Graduate Certificate in Alaska Native Executive Leadership, Alaska Pacific University, 2014
- B.A. in Journalism/Strategic Communications, Minor in Alaska Native Studies, University of Alaska Anchorage, 2010
- H.S. Diploma, Dimond High School, 2005

Name
Alan Erickson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- CTO, Indemnis, Inc., February 2018 – Present;
- Director, Chair of Board, Indemnis, Inc. September 2016 – Present;
- CEO, Indemnis, Inc., September 2016 – February 2018;
- Founder, Indemnis Systems, LLC, January 2015.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- CTO, Indemnis, Inc., February 2018 – Present, drives product evolution, oversees technological R&D including mechanical and electrical engineering, fabrication, textile welding, and embedded systems coding.
- CEO, Indemnis, Inc., September 2016 – February 2018, Managed the product evolution, strategic direction and technical regulatory standards.
- Founder, Indemnis Systems, LLC, January 2015, Assembled team and validated concept for business model.

Education
H.S. Diploma, Chugach School District, 2004

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees in Alaska.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Amber McDonald	Employment Contract	January 1, 2017	
Alan Erickson	Employment Contract	January 1, 2017	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFEs (Simple Agreement for Future Equity)	68 sold to 57 investors	$3,397,300	General corporate purposes in furtherance of the Company's business objectives, including without limitation research and development, equipment purchases, and operations.	September 30, 2016	Rule 506(b)

The details of the abovementioned securities are specified below:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	3,256,500
Number sold	64
Voting Rights	None until converted.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE may convert upon an equity financing similar to the First Equity Financing in which the Units of Crowd SAFE may convert, which may limit or dilute the ownership of any holder of Crowd SAFEs.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Ownership percentage will vary based upon the amount of the Equity Financing. This SAFE has a $15,000,000 valuation cap.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	75,000
Number sold	1
Voting Rights	None until converted.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE may convert upon an equity financing similar to the First Equity Financing in which the Units of Crowd SAFE may convert, which may limit or dilute the ownership of any holder of Crowd SAFEs.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Ownership percentage will vary based upon the amount of the Equity Financing. This SAFE has a $25,000,000 valuation cap.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	65,800
Number sold	3
Voting Rights	None until converted.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE may convert upon an equity financing similar to the First Equity Financing in which the Units of Crowd SAFE may convert, which may limit or dilute the ownership of any holder of Crowd SAFEs.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Ownership percentage will vary based upon the amount of the Equity Financing. This SAFE has a $35,000,000 valuation cap.

The Company does not have any debt currently outstanding, except for the above-mentioned SAFEs.

Valuation
Based on the Offering price of the Securities, there is no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by the founding 6 members. Those people are Alan Erickson, Michael Collier, Mackenzie Banbury, Amber McDonald, Mitchell Monnett, and Matti Dupre, collectively the founders still own 78.14% of the total shares outstanding. The remaining percentage is broadly held amongst 32 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alan Erickson	61.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company does not expect to achieve profitability in the next 12 months and intends to focus on getting a minimum viable product to market that can qualify for a waiver with the FAA for flight operations over people.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically research and development that is needed to continue for the product to meet the regulations for shipping with the Department of Transportation. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been arbitrarily set at $1.00. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 18,000,000 shares of common stock, par value $0.0001 per share, of which 5,206,611 common shares will be issued and outstanding, and (ii) 2,000,000 shares of preferred stock, par value $0.0001 per share, of which 0 preferred shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $10,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a) if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $25,000,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b) if the valuation of the Company immediately prior to such Equity Financing is greater than $25,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $25,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants

35

to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as

determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted transactions with related persons as noted below in "Conflicts of Interest."

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Amber McDonald
Relationship to the Company	President/CEO
Total amount of money involved	$14,681.00
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	None.
Description of the transaction	Purchase promotional items for the Company for various trade expos in 2016 and 2017 from Big Dipper Clothing

Related Person/Entity	Alan Erickson/Amber McDonald
Relationship to the Company	CTO and President/CEO
Total amount of money involved	$21,500.00
Benefits or compensation received by related person	$21,500.00
Benefits or compensation received by Company	None.
Description of the transaction	Fixed asset purchase of camera equipment and testing equipment from Evolution Strategies.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Amber McDonald
(Signature)

DocuSigned by:
Amber McDonald
FF7EAEE37E1240A...

Amber McDonald
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Amber McDonald
(Signature)

DocuSigned by:
Amber McDonald
FF7EAEE37E1240A...

Amber McDonald
(Name)

Director
(Title)

7/27/18
(Date)

/s/Alan Erickson
(Signature)

DocuSigned by:
586DD8F0A458421...

Alan Erickson
(Name)

Director
(Title)

7/27/18
(Date)

/s/Aaron Dallek
(Signature)

DocuSigned by:
BFE65D7DEB5543E...

Aaron Dallek
(Name)

Director
(Title)

7/27/18
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Video Transcript
Exhibit C	Offering Page
Exhibit D	Form of Crowd Safe

EXHIBIT A
Financial Statements

INDEMNIS, INC.

(a Delaware corporation)

Unaudited Financial Statements

for the calendar year ended December 31, 2017

and the period of September 21, 2016 (inception) and December 31, 2016



July 23, 2018

To: Board of Directors Indemnis, Inc.
        Attn: Amber McDonald

Re: 2017-2016 Financial Statement Review
        Indemnis, Inc.

We have reviewed the accompanying financial statements of Indemnis, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year period ending December 31, 2017 and September 21, 2016 (inception) and December 31, 2016, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

INDEMNIS, INC.
Balance Sheets
December 31, 2017 and 2016

	2017	2016
Assets		
Current Assets:		
Cash and cash equivalents	$ 773,992	$ 197,762
Prepaid expenses	17,380	430
Total Current Assets	791,372	198,192
Property and equipment, net of accumulated depreciation	147,767	70,179
Deferred tax asset	562,493	98,171
Total Assets	$ 1,501,632	$ 366,542
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 116,566	$ 15,148
Accrued payroll and related liabilities	86,563	36,212
Total Current Liabilities	203,129	51,360
Simple Agreements for Future Equity (SAFE) obligations:		
SAFE obligations with $15M valuation cap	2,659,500	570,000
SAFE obligations with $35M valuation cap	65,800	-
Total Simple Agreements for Future Equity (SAFE) obligations	2,725,300	570,000
Total Liabilities	2,928,429	621,360
Stockholders' Equity:		
Common stock, $0.0001 par value, 18,000,000 shares authorized 4,328,886 shares issued and outstanding in 2017 and 4,000,000 shares issued and outstanding in 2016	433	400
Additional paid-in capital	2,994	-
Accumulated deficit	(1,430,224)	(255,218)
Total Stockholders' Equity	(1,426,797)	(254,818)
Total Liabilities and Stockholders' Equity	$ 1,501,632	$ 366,542

See independent accountant's report and accompanying notes to financial statements.

INDEMNIS, INC.

Income Statements

Year Ended December 31, 2017 and

For the Period of September 21, 2016 (inception) through December 31, 2016

	2017	2016
Revenues:		
Direct sales	$ -	$ -
Interest income	198	97
Total Revenue	198	97
Expenses:		
Payroll expenses	807,664	180,647
Subcontractors	283,219	68,690
Shop expenses	180,500	29,412
Travel	92,902	17,182
Facilities expenses	97,251	14,481
Office expenses	47,465	12,639
Advertising and promotional	23,418	6,774
Meals and entertainment	19,933	5,558
Depreciation	15,471	1,359
Freight and delivery	14,516	3,039
Insurance	14,226	-
Trade show expense	16,461	-
Dues and subscriptions	13,189	6,170
Other expenses	9,349	7,535
Interest expense	3,962	-
Total Expenses	1,639,526	353,486
Net Loss before taxes	(1,639,328)	(353,389)
Income tax benefit	464,322	98,171
Net Loss	$ (1,175,006)	$ (255,218)

See independent accountant's report and accompanying notes to financial statements.

3

INDEMNIS, INC.

Statements of Changes in Stockholders' Equity

Year Ended December 31, 2017 and

For the Period of September 21, 2016 (inception) through December 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, September 21, 2016	$ 400	-	-	400
Net Loss	-	-	(255,218)	(255,218)
Balance, December 31, 2016	$ 400	-	(255,218)	(254,818)
Net Loss	-	-	(1,175,006)	(1,175,006)
Sale of Common Stock	33	2,994	-	3,027
Balance, December 31, 2017	$ 433	2,994	(1,430,224)	(1,426,797)

See independent accountant's report and accompanying notes to financial statements.

INDEMNIS, INC.

Statements of Cash Flows

Year Ended December 31, 2017 and

For the Period of September 21, 2016 (inception) through December 31, 2016

	2017	2016
Cash Flows from Operating Activities:		
Net Loss	$ (1,175,006)	$ (255,218)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	15,471	1,359
Deferred tax expense	(464,322)	(98,171)
(Increase) decrease in current assets:		
Prepaid expenses	(16,950)	(430)
Decrease (increase) in current liabilities:		
Accounts payable	101,418	15,148
Accrued payroll and related liabilities	50,351	36,212
Net Cash Flows from Operating Activities	(1,489,038)	(301,100)
Cash Flows from Investing Activities:		
Purchase of fixed assets	(93,059)	(71,538)
Cash Flows from Financing Activities:		
Sale of common stock	3,027	400
Proceeds from SAFE obligations	2,155,300	570,000
Net Cash Flows from Financing Activities	2,158,327	570,400
Net Increase in Cash and Cash Equivalents	576,230	197,762
Cash and Cash Equivalents, beginning of year	197,762	-
Cash and Cash Equivalents, end of year	$ 773,992	$ 197,762
Supplementary cash-flow disclosure:		
Interest Expense	$ 3,962	$ -

See independent accountant's report and accompanying notes to financial statements.

INDEMNIS, INC.
Notes to Financial Statements
December 31, 2017 and 2016

Note 1 – Organization and Summary of Significant Accounting Policies

Organization
Indemnis, Inc. (the Company) was created in September of 2016, the Company is a startup technology company that is focused on making safe, regulated commercial flight over people possible through providing the next generation of UAV parachute recovery systems.. The Company's headquarters are located in Anchorage, Alaska.

Use of Estimates
In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and revenue and expenses for the reporting period. Actual results could differ from those estimates. The significant policies and estimates applied in the preparation of the financial statements are discussed in following paragraphs.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all unrestricted demand deposits and time deposits due within ninety days to be cash and cash equivalents.

Property and Equipment
Property and equipment are capitalized at cost. Expenses for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expenses as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is computed using the straight-line over the estimated useful lives of 5-15 years for the respective assets.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant.

In accordance with the guidance, an asset acquired in exchange for issuance of fully vested, non-forfeitable equity instruments should not be presented or classified as an offset to equity on the grantor's balance sheet once the equity instrument is granted for accounting purposes. Accordingly, the Company has accounted for certain issuances as other assets in the accompanying balance sheets.

Research and Development
The Company incurred research and development costs during the process of researching and developing technologies. Research and development costs consist primarily of materials, outside services, and salaries for certain employees. The Company expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising Expense
Advertising costs are expensed as incurred.

INDEMNIS, INC.
Notes to Financial Statements
December 31, 2017 and 2016

Income Taxes
The Company files income tax returns for both federal and state income tax purposes.

The Company adopted the provisions of Topic 740 of the FASB Accounting Standards Codification relating to accounting for uncertainty in income taxes. As a result of the implementation of ASC 740, the Company made a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by ASC 740. In this regard, an uncertain tax position represents the Company's expected treatment of a tax position taken in a filed tax return or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. The Company believes that is had appropriate support for the income tax positions taken and to be taken on its tax return and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations of tax law applied to the facts of each matter. As a result of applying the provisions of ASC 740, there was no cumulative effect on retained earnings.

For the year ended December 31, 2017 and 2016, there were no material changes to the amount of unrecognized tax benefits. The Company does not expect any significant increases or decreases for uncertain tax positions during the next 12 months.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, and 2016, the Company is operating as a going concern, see Note 9.

Subsequent Events
The Company has evaluated subsequent events through May 29, 2018, the date on which the financial statements were issued.

Note 2 – Cash and Cash Equivalents

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2017 and 2016, the Company had $523,992 and $0 uninsured cash balances.

Remainder of page is intentionally left blank

INDEMNIS, INC.
Notes to Financial Statements
December 31, 2017 and 2016

Note 3 – Property and Equipment

A summary of property and equipment at December 31 are as follows:

	2017	2016
Property and Equipment:		
Fixtures and furniture	$ 44,564	$ 16,521
Leasehold improvements	56,912	37,956
Equipment	33,974	-
Computers	29,147	17,061
Total Property and Equipment	164,597	71,538
Less accumulated depreciation	(16,830)	(1,359)
	$ 147,767	$ 70,179

Depreciation expenses totaled $15,471 and $1,359 for the year ended December 31, 2017 and period ended December 31, 2016, respectively.

Note 4 – Stock Options

On November 30, 2016, the Company adopted the 2016 Stock Plan (the "2016 Plan"). The 2016 Plan provides incentive to attract, retain, and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company. Initially, up to 486,111 shares of the Company's common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by the Company.

During 2017 and 2016, the Company granted 468,886 shares to various employees and advisors, 328,886 of which are fully vested and exercised. Each option had an exercise price of approximately $0.0001 to $0.05 and were subject to various vesting schedules.

Note 5 – Simple Agreement for Future Equity (SAFE) Obligations

During the years ended December 31, 2017 and 2016, the Company entered into multiple Simple Agreement for Future Equity (SAFE) agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company per the terms of the agreement. Each agreement is subject to a valuation cap.

The valuation caps of the agreements entered into are $15,000,000 and $35,000,000 and all have a discount rate of 80%. Long term liabilities due to SAFE agreements entered into for the year and period ended December 31 consists of the following amounts per valuation cap:

	2017	2016
SAFE agreements with $15,000,000 valuation cap	$ 2,089,500	$ 570,000
SAFE agreements with $35,000,000 valuation cap	65,800	-
	$ 2,155,300	$ 570,000

8

INDEMNIS, INC.
Notes to Financial Statements
December 31, 2017 and 2016

During the year ended December 31, 2017, the Company issued a SAFE Agreement for $55,800 for the acquisition of software and use of space. No cash consideration was provided.

Per the terms of the SAFE Agreements entered into, the instrument will expire and termite (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either: (1) the issuance of stock to the SAFE agreement holder due to an equity financing or a liquidity event; or (2) the payment, or setting aside for payment, of amounts due to the SAFE agreement holder pursuant to a liquidity event or a dissolution event.

If there is an equity financing before the instrument expires or is terminated, the company will automatically issue to the SAFE agreement holders either: (1) a number of shares of preferred stock sold in the equity financing equal to the purchase amount divided by the price per share of the preferred stock, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE Price, if the pre-money valuation is greater than the valuation cap.

If there is a liquidation event before the expiration or termination of the SAFE Agreement, the SAFE agreement holder will at its option either: (1) receive a cash payment equal to the purchase amount or (2) receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price. If the SAFE agreement holder fails to select an option in conjunction with the liquidity event, the SAFE agreement holder will automatically receive option (2). In connection with a cash payment through a liquidity event, if there are not enough funds to pay the holders of all SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the SAFE agreement holders in proportion to their purchase amounts, and each SAFE agreement holder will automatically receive the number of shares of common stock equal to such SAFE agreement holder's remaining unpaid purchase amount divided by the liquidity price.

In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior and in preference to any distribution of any of the asset of the Company to holders of the Company's outstanding capital stock. Assets will be distributed with equal priority and pro rata among the SAFE agreement holders in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to the dissolution event.

As of December 31, 2017 and 2016, no SAFE Agreements were converted into equity, nor have any terminated or expired based on the terms of the agreements.

Note 6 – Related Party Transactions

For the year ended December 31, 2017, the Company incurred related party expenses for promotional items from Big Dipper Clothing of $12,422 with no outstanding liability at year-end. The Company also incurred related party expenses for fixed asset equipment purchases form Evolution Strategies of $21,500 with no outstanding liability at year-end.

For the period ended December 31, 2016, the Company incurred related party expenses for promotional items from Big Dipper Clothing of $2,259 with no outstanding liability at year-end.

INDEMNIS, INC.
Notes to Financial Statements
December 31, 2017 and 2016

Note 7 – Provision for Income Taxes

Components of income tax (benefit) for the year and period ended December 31 consists of the following:

	2017	2016
Current expense (benefit)	$ -	$ -
Deferred expense (benefit)	(464,322)	(98,171)
	$ (464,322)	$ (98,171)

The actual income tax expense for the year differs from the "expected" tax expense (computed by applying the blended federal and state tax rate of 28% to income before income taxes) as follows:

	2017	2016
Computed "expected" income tax expense	$ (459,012)	$ (98,949)
Non-deductible expenses	9,639	2,779
Other	(14,949)	(2,001)
	$ (464,322)	$ (98,171)

The sources of temporary differences that comprise the gross deferred tax assets and gross deferred tax liabilities balances at December 31 are as follows:

	2017	2016
Deferred tax asset:		
Net operating loss carryforwards	$ 583,697	$ 108,136
Deferred tax liabilities:		
Basis difference in property and equipment	(21,204)	(9,965)
Net deferred tax asset	$ 562,493	$ 98,171

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the net operating loss carryforwards deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the net operating loss carryforwards. Based projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize all the benefits of the deferred tax assets. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company's income tax return for 2016 remain subject to examination.

INDEMNIS, INC.
Notes to Financial Statements
December 31, 2017 and 2016

Note 8 – Leasing Commitments

In 2016 the Company entered into a leasing agreement for the use of office space. Rent expense related to the lease for December 31, 2016 was $11,200. In 2017 they extended the lease through May of 2019 and began leasing additional office space. For the year ended December 31, 2017 the total expense related to this lease was $34,800.

At December 31, 2017 the following minimum payments were required under noncancelable lease agreements of one year or greater:

2018	$	81,750
2019		30,000
	$	111,750

Note 9 – Going Concern

These financial statements are prepared on a going concern basis. The Company began operations in 2016 and has generated no operating revenues while it has accumulated net losses before income taxes of over $2,000,000. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. Management believes in the next year they will be able to raise the additional funds needed to maintain operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

EXHIBIT B
Video Transcript

Drones are here to stay the dream of drone delivery and Jetson style transportation is becoming a reality.

Flights over urban areas and commercial use of drones will cut cost, increase efficiency, improve safety, time, convenience, and overall expand commercial operations.

Drones have the potential to make a difference in virtually every industry.

The danger of putting drones in the air is that flight conditions are never the same and drones are unpredictable when failure happens.

That is not a risk that the public should have to accept, therefore FAA has prevented this rapidly evolving industry to expand until there is a solution.
That solution is here.

Indemnis is focused on making safe regulated commercial flight over people possible.

Indemnis was built for drone operators by drone operators.

The founders recognize the need to mitigate the risk of human injury and found that existing parachute systems did not work reliably.

Taking testing out of the lab and into the field, Indemnis has extensively studied real-world failure dynamics of drone Aviation.

Pushing technology to the limits, pushing their systems to their limits.

Creating a solution that not only exceeds the upcoming FAA safety standards for flight over people but allows work to be performed safely in ways that were not previously economical. Indemnis is pioneering drone safety, join us as we commercialize flight over people and enable the expansion of the industry.

EXHIBIT C
Offering Page



Company Name	Indemnis
Logo	
Headline	Enabling the future of drone delivery.
Cover photo	



Hero Image



Tags   Women Founders, Hardware, Tech, Drones, B2B, Minority Founders, Veteran Founders

Pitch text



Highlights:

- A complete solution (hardware + services) for businesses to fly commercial-sized drones over populated areas
- Engineering a new standard of safety that addresses public concern
- Only company to publicly prove the functionality and reliability of a parachute recovery system to the Federal Aviation Administration (FAA) and industry leaders
- Exceeds upcoming global regulatory standards from civil aviation authoritie
- Patented breakthrough technologies and systems
- $3.4M+ raised to date from private investors
- $127B total available market by 2020

 **THE PROBLEM**

100,000+ Commercial drone pilots in US who cannot fly over people

Per the FAA, as of January 2018, there are 100,000+ Part 107 commercial pilots in the US using drones in business. Their

numbers grow by 300 each day. The ability to operate a UAV over urban environments for commercial purposes is critical for the industry to expand. Commercial use of drones will cut cost, increase efficiency, improve safety, time, convenience, and overall expand commercial operations.

The danger of operating drones over urban environments is that flight conditions are constantly changing, and drones are unpredictable when failure happens. When a 20-pound object falls out of the sky, it is not just hurting someone—it is killing someone. That is not a risk the public should have to accept.

As a result, the FAA and other international aviation authorities have prohibited commercial flight operations over non-involved people. This risk-averse restriction is preventing growth of this rapidly evolving industry—and will continue to restrict growth until there is a reliable failsafe solution...

 **THE SOLUTION**

Indemnis—making safe, regulated commercial flight over people possible

Indemnis provides both the hardware and the services that enables the integration of small unmanned aerial vehicles (sUAS) into the national airspace, for the purpose of safely performing commercial operations over urban environments.

- **"Just in case" safety** Like seat belts or airbags in cars, Indemnis UAV recovery systems are the next generation of safety technology. Our products were developed in response to public concerns over injury. We add the necessary measure of "just in case" safety.

- **Setting the bar** Indemnis recovery solutions are designed to exceed expected FAA safety standards for flight over people.

- **Unmatched in the market** Indemnis is the only company to publicly prove and validate the functionality and reliability of a parachute recovery system to the FAA and industry leaders.

 **HOW IT WORKS**

1. Quick release clamp for easy installation and user friendly arming process with visual LED and audible status updates.



2. Does not rely on the aircraft in a failure scenario — Auto deployment software detects a fall within 6–10 feet of vertical descent (and our product also includes a manual trigger-by-pilot option).
3. Deploys in under 30 milliseconds at 90 mph, escaping the roll radius to prevent entanglement so the chute will open successfully.
4. Deployment tube, made from ultra-high-strength Dyneema Composite Fabric TM materials, remains rigid — removing the attachment point of the parachute lines away from the control surfaces of the drone.
5. Decelerates the UAV to a stabilized vertical descent rate of 6.8 mph (Nexus i2).



 MARKET

$127B market for commercial drone operation by 2020

All previous market predictions have continuously underestimated the size and value of the drone market, and investment bankers have refused to make new predictions for the industry until the necessary regulatory framework is in place. Evaluating the industry drone use breakdown, a majority of business use cases involve some form of operation above non-participating human beings and beyond-line-of-sight operations; this requires a need to prove the operations can completed safely before they will be approved by the FAA.

People are just beginning to understand that machines will be buzzing above our heads on a daily basis and the sky is about to become far busier than ever imagined. *Time Magazine* recently published an article and declared this the drone age, "Drones are here to stay. Get used to it." (http://time.com/longform/time-...)

Indemnis is focused on growing the market share and being the leader in enabling flight operations over people without limitations, from the regulation and waiver processes to hardware and service.

 CUSTOMERS

The dream of Jetson-style transportation is becoming reality

UAV or drone technology is revolutionizing business operations across the globe. Flight operations over urban areas will increase efficiency, improve safety, and expand commercial operations in virtually every industry.


TARGET
LINES OF
BUSINESS
Primary
Customers and
Enterprise
Users
SHIPPING INDUSTRY
HEALTHCARE INDUSTRY
OIL AND GAS COMPANIES
AGRICULTURE
SURVEYING COMPANIES
TELECOMMUNICATION
CONSTRUCTION COMPANIES

TRACTION



We are prepared to succeed.

- IP portfolio includes: approved patent on the generation 1 inflatable parachute airbag system (SLS) and approved patent on the generation 2 inflatable deployment apparatus for descent restraint system for aerial vehicles (Nexus); patents pending on material welding technology, material prep process, valve assembly, and shock cord technology.
- To make our product possible we developed the technology to weld the Dyneema® composite fabric to allow the creation of our products to be possible. (Dyneema® is the world's strongest mass produced fiber on the planet and is 15 times stronger than steel. This technology has many market uses).
- Because the market is so rapidly changing, many of our technological advances and/or research and development breakthroughs are kept confidential.



Leading the Pack...

When Indemnis began in 2014, the website was a white background with the words, "If you knew what we were up to, you would know we are about to change the world", and that slogan still rings true today. Flight over people is going to change the landscape of the way businesses operate and Indemnis is the solution that is going to make it possible for non-robust consumer drones to safely be allowed to conduct commercial flight operations over people.

Since launching the Nexus last May, Indemnis has created a new standard in the industry. Through the process of vetting the functionality of our system with regulators and industry leaders, we have become leaders and experts in the failure dynamics unique to multi-rotor UAV flight.

Regulators have entrusted our team to help author the rules that are enabling the industry to expand. Indemnis was appointed as the technical lead for the ASTM testing standard specification WK59171 for Small Unmanned Aircraft System (sUAS) Parachutes. That standard is intended to set the bar for safety requirements for operations over people. Indemnis was also recently appointed as technical lead for a new initiative: to create a complete guide for all flight-over-people operations and the process of obtaining a waiver to fly drones over populated areas. This is a tall order, and the responsibility speaks volumes about the capabilities of our management team and the respect from our industry.



 EXECUTIVE TEAM

"This energetic, innovative startup seeks to transform the world by providing needed safety solutions to the commercial UAV community,"

TheTechTribune



The name Indemnis, Latin for "without hurt, harm or damage," stands as a reminder of the company's protective promise and mission. We take pride in creating a culture that allows innovation to flourish.

In 2014, our founding team set out to make a solution that would protect life and property on the ground when a drone falls

out of the sky. What began as a drawing on a napkin quickly turned into assembling a cut-up air mattress and our first prototype. Since then, we've worked to bridge the gap between concept and reality—the word impossible does not exist in our vocabulary. We are privileged to have pulled together some of the brightest minds and out-of-the-box thinkers, and we humble ourselves daily with the speed at which we make advancements.

We work hard to continually create a culture where everyone feels respected and challenged, where people love their jobs. The executive team does not expect anything out of others, that we wouldn't do ourselves. We have worked together as a team for almost ten years and built an environments of trust. To the outside world, Amber leads everything business related and externally focused and Alan leads the technical R/D and product innovation – in reality we lead as a super unit.

Flight over people is going to change the landscape of the way businesses operate and Indemnis is the solution. Our hardware makes it possible for non-robust consumer drones to safely be allowed to fly without limitations, but our leadership team gives Indemis the ability to take calculated risks and quickly course correct when needed so that we continuously head in the right direction in a rapidly evolving industry.



Join us as we commercialize flight over people and enable the expansion of the industry!

Invest in Indemnis

Team

   Amber McDonald   Co-Founder & President/CEO

   Alan Erickson   Founder/ CTO

	Mackenzie Banbury	Co-Founder/ Media Manager
	Zachary Cawvey	Chief Engineer
	Mike Collier	Co-Founder/ Embedded Systems Developer
	Mitch Monnett	Co-Founder/ Machinist
	Warren Reasner	RF Engineer
	Matti Dupre	Co-Founder/ Marketing
	Jacob Pryor	Office/ Shop Assistant
	AJ Robinson, Jr.	Software Technician
	Jose McPherson	Sales Representative
	Carol Norton	Special Projects to the CEO
	Joe Mahlen	RF Assistant
	Scott Vigil	Embedded Systems
	Brian Crawford	Embedded Systems
	Dave Buss	Product Designer

 Aaron Dallek   Board Member

Perks

$100	Your name will be written on our website (with your consent) as a Thank You!
$1,000	All the above + Indemnis Koozie
$2,500	All the above + Indemnis Keychain
$5,000	All the above + Indemnis Stress Drone
$10,000	All the above + Indemnis Drone Screwdriver
$25,000	All the above + Indemnis Investor Shirt
$50,000	All the above + Indemnis exclusive early access to purchase Beta products and Flight over People Data Package
$75,000	All the above + Indemnis DJI Spark
$107,000	All the above + Private tour of our facility and live demonstration

FAQ

What is Indemnis?	Indemnis combines an aviation mindset with silicon valley technology. We started with the customer experience, mapped the bigger picture, and then engineered a solution to address the problem - we aren't in the business of selling parachutes, we are in the business of selling flight over people. **Literally engineered from the ground up…** Indemnis was built for drone operators by drone operators who found that existing parachute systems did not work reliably. We were tired of damaging and losing expensive equipment, so we decided to change that. We started with the customer experience, mapped the bigger picture, and then engineered a solution to address the problem—we aren't in the business of selling parachutes, we are in the business of selling flight over people. Indemnis is committed to providing the best complete user experience to its customers through its innovative hardware, software, and services. We are not only enabling flight operations over people and helping companies expand their current business operations, we hold their hand through the process and allow users to fly with more confidence than ever before.

Who are the Company's primary competitors?	The Company's primary competitors are other manufactures of UAV recovery systems. Although there is not currently a direct market for our product, the overall growth in the global UAV market has sparked corresponding rapid growth in the market for UAV risk mitigation tools. It is a highly competitive race for the same market share and there are many companies who are developing UAV parachute recovery systems in hopes of achieving approval from the Federal Aviation Administration (FAA) for flight operations over people. These companies include but are not limited to: Skycat, Opale Paramodels, ParaZero, MARS Parachutes, Fruity Chutes, Galaxy, Flying Eye, and emerging companies with greater capital resources to invest in research and development and marketing. Our strategy is to be the leader in enabling flight operations over people without limitations, from the regulation and waiver processes to hardware and service. For this reason, we believe that the principal competitive factor in the industry in which we compete will be proving compliance with the ASTM testing standard specification WK59171 for Small Unmanned Aircraft System (sUAS) Parachutes and receiving a waiver from the FAA for flight operations over people. Other competitive factors may also include: technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation of product performance; contractual terms for wholesalers, including competitive pricing; ability to deliver product reliably and on a timely basis; quality of customer service and maintenance program; and global and scale, including level of presence in key emerging markets.
Governmental/ Regulatory Approval and Compliance	The ability to operate a UAV for commercial purposes is critical for the industry to expand. The danger of putting drones in the air, is that flight conditions are never the same, and drones are unpredictable when failure happens. When a 20lb mass falls out of the sky, it is not just hurting someone - it is killing someone. That is not a risk the public should have to accept, therefore the FAA and other international aviation authorities have prohibited commercial flight operations in urban environments and thus prevented this rapidly evolving industry from growing until there is a solution. Industry leaders have been working together to author and create the regulatory framework that will set the testing benchmark and lessen the operational restrictions for those that can meet that standard. The American Society for Testing and Materials (ASTM) has many standards in draft form that the FAA has indicated they will reference as a guide to allow for flight operations over people. The most important standard specification for our industry is WK59171, which is focused on standards for Small Unmanned Aircraft System (sUAS) Parachutes. Other key factors that are being worked on currently are standards around remote identification of UAVs, flight operation over people operational risk assessments, as well as federal preemption in regards to the national airspace.
Company Structure and Financial History	The name Indemnis, Latin for "without hurt, harm or damage," stands as a reminder of the company's protective promise and mission. In 2014, our founding team set out to make a solution that would protect life and property on the ground when a drone falls out of the sky. What began as a drawing on a napkin quickly turned into assembling a cut-up air mattress and our first prototype. Since then, we've worked to bridge the gap between concept and reality—the word impossible does not exist in our vocabulary. We are privileged to have pulled together some of the brightest minds and out-of-the-box thinkers, and we humble ourselves daily with the speed at which we make advancements. Indemnis became formalized in 2015 as Indemnis Systems, LLC, an Alaskan entity with 6 founders. The Company raised $329,000 from angel investors from July 2015 to September 2016. In September 2016, Indemnis Systems, LLC became Indemnis, Inc and was converted to a Delaware corporation for the purpose of taking on investment and more shareholders. September 2016 to December 31, 2016 the Company raised $570,000 into the SAFE at a

$15M valuation cap.

Calendar year 2017, Indemnis raised $2,089,500 in SAFE funds at a $15M valuation Cap and $65,800 in SAFE funds at $35M valuation cap.

January- February 2018, the company raised $597,000 in SAFE funds at a $15M valuation Cap and $75,0000 in SAFE funds at $25M valuation cap.

A majority of the Company is still owned by the founding 6 members. Those people are Alan Erickson, Michael Collier, Mackenzie Banbury, Amber McDonald, Mitchell Monnett, and Matti Dupre, collectively the founders still own 78.14%. The remaining percentage is broadly held amongst 32 shareholders.

What Will The Funds Raised Be Used For?

We are not currently selling product and funds will be used for continued operations and scaling. We will continue to push the regulatory framework, scale up and order components for manufacturing, expand our customer facing teams, and there will also be a small amount used on marketing and campaign related expenses.

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically research and development that is needed to continue for the product to meet the regulations for shipping with the Department of Transportation. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

We believe that a fundamental measure of our success will be the customer experience and that is what will create value for our shareholders long term. Indemnis is committed to providing the best complete user experience to its customers through its innovative hardware, software, and services. We are not only enabling flight operations over people and helping companies expand their current business operations we hold their hand through the process and allow users to fly with more confidence than ever before.

The stronger our leadership is in the market, the more economic impact we will have when the regulation allows for mass sales. The foundation we are building today will directly translate to higher revenue and higher profitability for the future.

EXHIBIT D
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

INDEMNIS, INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Indemnis, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $25,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the applicable Conversion Price; or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the Safe Price (either the Conversion Price or the Safe Price, as applicable, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Conversion Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means (i) with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing; and (ii) with respect to a conversion pursuant to Section 1(b), the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)　　The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)　　The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the

underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public or private market will ever exist for the Securities, and accordingly, Investor may never be able to sell to any third party the Securities issued hereunder.

(j)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(k)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity

designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the holders of Units of Safe.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight corier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Anchorage, Alaska. Except as may be required

by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INDEMNIS, INC.

By: _____

    Name: Amber McDonald

    Title: Chief Executive Officer

Address: 6250 Tuttle Pl., Unit 3,
Anchorage, AK 99507

Email: amber@indemnis.com

INVESTOR:

By: _____

Name: _____